December 23, 2004


Leo Chang
Watson, Farley & Williams
100 Park Avenue, 31st Floor
New York, New York 10017

Re:  	Teekay LNG Partners L.P.
Form F-1 filed November 23, 2004
File No. 333-120727

Dear Mr. Chang:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Supplementally advise us as to whether you intend to use additional sales material, in addition to the prospectus, to sell the common units. If this is the case, please provide the staff with copies of any sales literature you intend to use, prior to use. These materials are subject to our review and comment. Refer to Item
19.D. of Securities Act Industry Guide 5 and Release No. 33-6900 regarding disclosure in offerings of limited partnership interests.

2. Furthermore, please confirm that you have provided any other disclosure that may be required by Securities Act Industry Guide 5.
Note that Release 33-6900 states that the requirements of Guide 5 "should be considered, as appropriate, in the preparation of all other limited partnership offerings." Refer to Sections II.A.3.f. and II.B.2 of Securities Act Release 33-6900 for guidance and revise as appropriate.

3. Please provide us with the artwork you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation
Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

4. Please move the dealer prospectus delivery requirement to appear on the back cover page. Refer to Item 502(b) of Regulation S-K.

Cover

5. Please remove the identification of the "Book-Running Manager" and
"Co-Lead Manager" from the prospectus cover page.

Teekay LNG Partners LP, page 1

6. Please include additional detail in the first paragraph so that investors can better understand the nature of the business. For example, disclose when Teekay LNG was formed by Teekay Shipping, and disclose the ownership interest of Teekay Shipping in the newly formed Teekay LNG Partners LP.

7. Supplementally provide support for your assertion at the end of the first paragraph that there are "significant growth opportunities" in the LNG shipping sector, and consider including an explanatory note or discussion of this fact in the document.

8. We note from the last paragraph on page 1 that your fleet was established by the Spanish company that you acquired in April 2004.
Since it appears Teekay Shipping Corporation had little experience with the LNG shipping sector prior to that acquisition, please supplementally confirm, with a view towards disclosure, that you retained the operating and management expertise of the Spanish company when it was acquired, and discuss how that company is, or will be, generally managed within the limited partnership structure by Teekay LNG, Teekay GP LLC (as the general partner), and Teekay Shipping Corporation (holding 100% ownership of the general partner).

9. Furthermore, please provide a more detailed discussion of the prior business of Teekay Spain in the summary in an appropriate location. It appears that a majority of Teekay`s LNG business will be based on continuing the business that Tapias has been conducting since 1991; therefore consider including a discussion of that company`s history, including quantifiable financial results.
Also,
please briefly discuss any other prior experience the company has had with the LNG shipping sector. We note from news articles that Teekay
Shipping began acquiring ships capable of carrying LNG sometime in 2003.
The Transactions, page 6
10. To the extent feasible, please reorganize the bullet point list so that it is easier to follow and understand. For example, it appears the first 4 bullet points (plus the 2 sub-bullet points to the first bullet) relate to the contribution agreement regarding Teekay Spain, while the remaining bullet points relate to various agreements to be entered into among the parties to the transactions.
Please revise as appropriate.
11. Please revise the first bullet to identify the operating assets held by Teekay Spain (three LNG carriers and five Suezmax tankers) that were transferred to the company in the contribution transaction.
12. Please revise bullet points 7 through 9 to quantify amounts related to the joint venture, including the purchase of LNG newbuildings, and the charter and vessel sales agreement.

Summary of Conflicts of Interest and Fiduciary Duties, page 9
13. Please advise us why you believe it is appropriate to have unitholders consent to a "breach of fiduciary or other duties under applicable law." What "applicable laws" are you referring to, and do they include the federal securities laws? We suggest you reconsider the inclusion of this statement, and revise the partnership agreement and/or this section and other applicable sections of the document as appropriate, including the risk factors section on page 34.

Summary Historical and Pro Forma Financial and Operating Data,
page
16

14. Please clearly disclose here and elsewhere in your filing as appropriate why you consider the amounts associated with Luxco to be intercompany amounts that are eliminated from your presentations and how their elimination improves comparability.

Non-GAAP Financial Measures, page 19

15. We note your dual reconciliation of "EBITDA." It is not clear whether the reconciliation to "Net operating cash flow" represents a performance or liquidity measure. If intended to be a liquidity measure, it does not appear to comply with Item 10(e)(1)(ii)(A) in that it appears to exclude charges or liabilities that required or will require settlement in cash. If intended to be a performance measure, adjustments for recurring items should be justified by disclosing why they are useful to investors, otherwise use of the measure for this purpose may not be permitted by Item 10(e) of Regulation S-K. Please advise and revise your disclosure as appropriate, or eliminate this reconciliation.

16. Please expand your disclosure to discuss how EBITDA is useful in assessing the items you list. Your disclosure should state the specific factors that are important to the assessment and why, and what these factors represent and how they should be interpreted.
17. You disclose that EBITDA is used to assess your compliance with certain financial covenants included in your debt agreements. However, no discussion in MD&A about these covenants appears to be included. Please include a discussion about how compliance with EBITDA impacts your liquidity and capital resources in regard to these covenants.

Risk Factors, page 21
18. Consider including a risk factor to address the limited experience it appears that Teekay Shipping has had with the liquefied natural gas (LNG) business. We note from news articles that Teekay started acquiring ships capable of carrying LNG just over a year ago.
19. Consider adding a risk factor to address your lack of operating history in the current holding company structure and as a publicly traded company

We will be required to make substantial capital expenditures, page
23
20. Clarify your source of financing for the estimated $124.5 million purchase price for Teekay Shipping Corporation`s interest in the LNG new buildings.

Many of our seafaring employees are covered by collective bargaining agreements, page 33
21. Please provide additional detail, such as whether labor disruptions have occurred in the past, or whether any significant labor agreements are due to be renegotiated in the near future, so that investors can better understand the magnitude of the risk.

Our general partner has a limited call right, page 38
22. Please revise this risk factor to also disclose that you may have additional issuances of common units resulting from payments to Teekay Shipping pursuant to the agreement to purchase RasGas II newbuildings.

We have been organized as a limited partnership under the laws of the
Republic..., page 40
23. Please revise the narrative in this section to describe briefly the adverse material differences in shareholder protections under Marshall Islands law as compared to the law in a U.S.
jurisdiction,
i.e. Delaware.

US tax gain or loss on the disposition of our common units, page
41

24. Please revise this sub-caption to better describe the risk discussed.

Capitalization, page 45
25. Update your Capitalization table as of a date no earlier than
60
days prior to the filing of the registration statement. See Item
3.B
of Form 20-F.

Cash Distribution Policy, page 47
26. Please quantify what you mean by "sufficient cash from operations."

Teekay LNG Partners L.P.
Summary of Significant Accounting Policies and Forecast
Assumptions,
page 61
27. Please indicate whether the financial forecast has been presented in accordance with the guidelines established by the American
Institute of Certified Public Accountants.

Note 3. Significant Forecast Assumptions, page 63
General
28. Please disclose more detail concerning the following assumptions:
* Why the foreign currency exchange rate of 1 Euro to 1.2 US dollars was used and why this rate is reasonable.
* How a change in employment of the Granada Spirit results in $4.3 million of lower voyage expenses.
* The basis for each of the increases and decreases resulting in net higher vessel operating expenses of $3.1 million.
* Within depreciation and amortization: a) the costs upon which increased depreciation and amortization associated with the LNG and
Suezmax deliveries are based, the basis for such costs, and the corresponding depreciation/amortization period; and b) the costs and amortization periods associated with the time charter intangible assets and acquisition cost of Teekay Spain.
* Within interest expense: a) the amount of debt associated with LNG and Suezmax deliveries, Suezmax dispositions, and prepayments; b) the amount of capitalized financing fees and related amortization period;
c) why debt on vessels under construction is excluded; d) how the estimated weighted average interest rate of 5.9% was derived, including the effect of interest rate swaps; and e) the basis for the increase in interest expense associated with the carriers financed pursuant to Spanish tax lease arrangements.
* The basis for the amount of drydocking expenditures of $3.5 million. If this is the gross cost to be amortized to expense, disclose the related annual expense amount and amortization period.
If this is the expense amount, disclose the gross cost and amortization period.
29.
It does not appear that the 2005 forecast considers the following items:
* interest expense associated with debt on vessels under construction;
* expenses associated with the services agreement with subsidiaries of Teekay Shipping Corporation;
* fees and cost reimbursements of the general partner;
* the $100.0 million credit facility; and
* your share of expenses associated with the 2004 Long-Term
Incentive
Plan to be adopted by the general partner.
Please advise why it is appropriate to exclude these.

Scheduled Repayments of Long-term Debt and Scheduled Repayments of Capital lease Obligations, page 65

30. Please reconcile the amounts included in the forecast to the future payment amounts disclosed in the footnotes to the historical financial statements for the year ended 2003 regarding long term debt and capital leases.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 75

31. Please disclose that you have derived, and will continue to derive, a substantial majority of your revenues from three customers, and the impact to your results of operations and cash flows resulting from the loss of any of these customers. Your discussion should include the conditions under which your services may be terminated by these and other customers, including the circumstances discussed on pages 24 and 25, or that would reduce your revenues from them, as well as the risks that these customers face in their respective businesses and how these would impact you.

32. Please disclose the expected impact on your results of operations and cash flows for the service agreements with subsidiaries of Teekay
Shipping Corporation and the fees and cost reimbursements of the general partner.

33. Please disclose the impact on your results of operations and cash flows for the substantial expenses you incur in complying with environmental laws and regulations, as disclosed on page 31.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects
We have disposed of certain assets included in our historical results of operations, page 79

34. The disclosure about the inclusion of the financial impact in the historical operating results of assets unrelated to your business that were disposed appears to be inconsistent with your disclosures on pages F-17 and F-30. Please clarify for us and in your disclosure what operations have been included and excluded relative to the aforementioned disclosures, and explain why your presentation is appropriate.

35. Please disclose in MD&A the sale of the Suezmax tankers
Sevilla
Spirit and Leon Spirit expected to occur in the fourth quarter
2004,
as disclosed on page 63, and the impacts of these sales on your operations and cash flows. Explain to us your present accounting for these tankers, and tell us the sale prices relative to the carrying amounts.

Teekay Luxembourg S.a.r.l., page 80

36. Please clearly disclose why you exclude the amounts associated
with Luxco and how their exclusion improves comparability.   In
addition, please explain why this presentation is appropriate.

Results of Operations, page 81

37. Please expand the table to quantify each line item that is discussed in this section (i.e., vessel operating expenses, depreciation and amortization, general and administrative expenses, and income from vessel operations). In addition, discuss in greater detail the basis for your presentation.

Six months ended June 30, 2004, page 81
38. Revise to clarify what management believes caused the 130% increase in vessel operating expenses. To the extent a change is attributable to more than one factor, quantify the contribution of each.

Liquidity and Capital Resources

Ship Financing Arrangement, page 87

39. Please disclose how you will account for the LNG newbuildings during the construction phase of the vessels. Specifically, address whether you will record the construction costs in your financial statements as construction in progress, and explain why your presentation is appropriate.

Quantitative and Qualitative Disclosure About Market Risk, page 93

40. Please include the fair value and weighted average effective interest rate for debt instruments, and the fair value for interest rate swaps, in accordance with Item 305 of Regulation S-K.

Industry, page 95

41. Confirm that you have disclosed all the independent sources from which you obtained the information. If any of the information was prepared for you, please file the consent of the independent source in the next amendment.

Business, page 112

Overview, page 112

42. Please disclose the date on which the company was formed by Teekay Shipping, and also clarify the "strategy" being employed by Teekay Shipping to expand its operations in the LNG shipping sector.
For example, how and when did Teekay Shipping first get into the LNG shipping sector? And what steps have been taken to begin operations in this sector? In this regard, consider disclosing when Teekay acquired Tapias, the Spanish company, and when Teekay formed the holding company structure to facilitate this limited partnership offering of units, among other events.

Our Fleet, page 116
43. Disclose the encumbrance, if any, to which each vessel is subject.

Crewing and Staff, page 124
44. Provide a brief description of management`s relationship with the labor unions.

Management, page 134
Management of Teekay LNG Partners LP, page 134

45. Please disclose the estimated percentage of time that Peter
Evensen will dedicate to managing your business and affairs.

Conflicts of Interest and Fiduciary Duties, page 150

46. Please provide a more detailed description of the conflicts committee and when and how that committee will be formed.
47. Revise this section to provide a more direct and detailed comparison of shareholders` rights and other corporate governance matters under Marshall Islands and, for example, Delaware law. Consider providing this information in tabular form. For example but without limitation, explain whether Marshall Islands law:
* allows shareholders to cumulate their votes;
* allows shareholders to approve corporate matters by written consent; or
* allows for the issuance of preferred stock or the adoption of other
"poison pill" measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.


Material U.S. Federal Income Tax Consequences, page 173

48. Please remove your reference to the tax opinion as a "summary" in the first sentence of this section.

Underwriting, page 194

49. Please provide us with any materials given to potential purchasers of the reserved common units under the directed unit program.

50. We note that the underwriters have reserved an unspecified percent of the units for sale directly to your directors, officers, employees and designated individuals. Supplementally describe the mechanics of how and when these units were, or will be, offered and sold to investors in the directed unit program. For example, tell us how the prospective recipients and number of reserved units are, or will be, determined, and how and when the issuer and underwriter notified, or will notify, the directed share investors, including the types of communications used.

51. Furthermore, please discuss the procedures these investors must follow in order to purchase in the directed unit program. For example, are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? Please advise and revise to clarify these issues.

Legal Matters, page 197

52. Supplementally advise us of the other legal matters that Perkins
Coie LLP will pass upon.

Exhibits

53. To the extent feasible, please file all of your exhibits with the next amendment, including the opinions.

54. Please obtain an opinion of counsel qualified to opine as to Marshall Islands law.

Financial Statements

Organizational Structure, page F-2

55. Please disclose the status and business purpose of Teekay LNG
Operating L.L.C.


Reports of Independent Chartered Accountants, pages F-12, F-51, and
F-54

56. Please conform the reports to the requirements of Auditing
Standard No.1 of the PCAOB to state that the audits have been conducted in accordance with "the standards of the Public Company
Accounting Oversight Board (United States)."

Balance Sheets

57. Please locate the line "Commitments and contingencies" before the line "Stockholders` deficit," in accordance with Rule 5-02(25) of Regulation S-X.

Unaudited Pro Forma Consolidated Financial Statements of Teekay
LNG
Partners L.P.
Notes to Unaudited Pro Forma Consolidated Financial Statements
Note 1. Basis of Presentation, page F-8

58. Please disclose that allocation of the purchase price for Teekay
Spain has not been finalized, the elements of the allocation subject to further refinement and the reasons therefore, and the potential effect on the pro forma amounts included.

59. Please include pro forma adjustments for the annual incremental general and administrative expenses of $1.0 million, or explain to us why you believe that this is not necessary. Also, disclose your basis for determining the amount of these incremental expenses.

60. It is not clear how amounts associated with the Granada Spirit are included in the pro forma financial statements. The entity owning the vessel is a subsidiary of Teekay Shipping Corporation that has yet to be contributed to you, so we would not expect the amounts to be included in the historical amounts, and we do not see any pro forma adjustments reflecting the contribution of this subsidiary and amounts associated with the Granada Spirit. Please explain.

61. Also, disclose the amounts associated with the Granada Spirit that have been included in the financial statements.

62. To the extent included in the pro forma financial statements, explain to us why it is not appropriate to include pro forma adjustments that remove the amounts associated with the Granada Spirit since this vessel will not be a part of your continuing operations.

63. Please explain to us why you did not present net income per unit
using the "two unit method" in accordance with paragraphs 60 and
61
of FAS 128, in regard to the different cash distribution formulas for common units and subordinated units.

64. Please explain to us why the pro forma financial statements do not reflect adjustments for the following, in accordance with Rule 11-01(a)(8) of Regulation S-X:
* expenses associated with the services agreement with subsidiaries of Teekay Shipping Corporation;
* fees and cost reimbursements of the general partner;
* purchase and sale commitments for newbuildings that you have entered into directly and those of Teekay Shipping Corporation that you will acquire;
* the sale of the Granada Spirit, to the extent included in the pro forma financial statements;
* the $100.0 million credit facility; and
* your share of expenses associated with the 2004 Long-Term
Incentive
Plan to be adopted by the general partner.

65. To the extent applicable and material, disclose amounts associated with related parties separately on the pro forma consolidated statements of income (loss).

Note 3. Pro Forma Adjustments and Assumptions, page F-9
General

66. Please disclose the assumptions underlying the pro forma adjustments. For example, disclose the amount to be depreciated or amortized and the depreciation/amortization period, interest rates associated with adjustments to interest expense, factors associated with the adjustments for interest rate swaps, the basis for the write-downs of capitalized loan costs, and factors effecting the provision for income taxes.

Note 3(d), page F-10

67. Please include a pro forma adjustment for incremental interest expense associated with the $34.4 million settlement of interest rate swaps assumed to be funded by debt, or explain to us why you believe that this is not necessary.

Consolidated Audited Financial Statements of Teekay Shipping Spain
S.A.
Consolidated Statements of Cash Flows, page F-15

68. Please advise and disclose what is netted in "Net Proceeds from long-term debt" in financing activities. If loan costs are netted herein, reclassify them to a separate line item.

Note 1. Summary of Significant Accounting Policies
Basis of presentation, page F-17

69. Please expand the disclosure for the principles of consolidation to include the items discussed in the introductory paragraph and paragraph (a) of Rule 3A-02 and Rule 3A-03(a) of Regulation S-X, as appropriate.

70. Please disclose your accounting policy regarding uncollectible accounts for accounts receivable. Disclose the balance of allowance for doubtful accounts for each balance sheet presented, or explain why such an allowance is not necessary. Include Schedule II under Rule 5-04 of Regulation S-X as appropriate.

71. Please explain your accounting for the aggregate amount of liabilities, including deductibles, associated with self insurance, hull and machinery insurance and protection, indemnity insurance, or risks that may be indemnified by other third parties. If such liabilities are netted against expected recoveries from insurance or others, please explain why a net presentation is appropriate.

Reporting Currency, page F-17

72. Please disclose the primary economic environment in which certain of your revenues and expenses are measured and the basis upon which amounts recorded in your statements of loss are translated. Refer to paragraph d of Rule 3-20 of Regulation S-X. Also, under paragraph b of this rule, please disclose if cash distributions will be made in a currency other than the reporting currency.

Operating revenues and expenses, page F-17

73. Please indicate when voyage and vessel operating expenses are recognized.

Vessels and Equipment, page F-18

74. Please disclose the terms and conditions of the government grants received.

75. Please disclose the amount of depreciation expense included in each period presented, in accordance with paragraph 5 of APB 12.

76. Additionally, unless amortization of assets recorded under capital leases is included with depreciation expense and the fact that it is so included is disclosed, separately disclose the amount of amortization expense for each period presented, in accordance with paragraph 13 of FAS 13.

Restricted Cash, page F-21

77. Please disclose the interest rates earned on deposits and implicit in the Spanish tax leases.

Note 8.  Related Party Transactions, page F-23

78. Please provide the 2002 audited financial statements of NFT
Gas,
or explain why they are not required.

Note 11. Commitments and Contingencies, page F-24

79. Please reconcile the disclosure here of the sale and leaseback of one LNG newbuilding to the disclosure of the sale and leaseback of two LNG carriers in MD&A on page 85.

80. Additionally, please disclose the accounting treatment for all sale and leaseback transactions, including the amount of the proceeds received, amount of gain deferred and period over which deferred gain is amortized, how the related leases were classified, and the terms of each respective transaction, or in the aggregate if the transactions are materially alike.

Unaudited Consolidated Interim Financial Statements of Teekay
Shipping Spain S.A.
Note 1. Basis of Presentation, page F-30

81. Please disclose the elements of the purchase price allocation that are subject to further refinement and the reasons therefore, in accordance with paragraph 51(h) of FAS 141.

Note 7. Long-Term Debt, page F-34

82. Please disclose the weighted average interest rate in effect at the balance sheet date presented, in accordance with Rule 5-
02.19(b)
of Regulation S-X.

Note 11. Derivative Instruments and Hedging Activities, page F-36

83. We note that interest rate swap agreements were not designated as hedges prior to your acquisition by Teekay Shipping Corporation. Please explain why it is appropriate to designate the swaps as hedges subsequent to their inception and change the associated accounting on a prospective basis, and how effectiveness is determined.

84. If appropriate to designate the swaps as hedges, please disclose the type of hedge designation (i.e. fair value, cash flow, or foreign currency).

Note 12. Commitments and Contingencies, page F-36

85. Please disclose the agreement to sell the Granada Spirit to Teekay Shipping Corporation and include the disclosure required by paragraph 47(a) of FAS 144. In this regard, disclose how this tanker is being used until it is sold.

86. We note your previous disclosures that the Granada Spirit as a single hull vessel may not be in compliance with certain regulations, and that upon termination of its present charter you plan to use it in the spot market until its sale to Teekay Shipping Corporation. In this regard, explain to us your assessment of impairment of the tanker in accordance with FAS 144, and how you determined its fair market value.

Unaudited Consolidated Interim Financial Statements of Teekay
Luxembourg S.A.R.L., page F-38
General

87. Please explain your basis for presenting unaudited financial statements of Teekay Luxembourg S.A.R.L. It appears that the financial statements should be audited.


Note 2. Acquisition of Teekay Shipping Spain, S.A., page F-42

88. Please disclose the operational status of the sixth Suezmax tanker referred to in the second paragraph and clarify which tanker this is.

89. Additionally, the information in the second paragraph with respect to the Suezmax tankers does not appear to be consistent with the information on page 88. Please reconcile and revise as appropriate.

Note 9. Advances from Affiliate, page F-47

90. Please disclose the interest rate associated with the demand promissory notes at the date of the balance sheet presented.

Financial Statements of Teekay LNG Partners LP
Note to Balance Sheet, page F-53

91. Please disclose the transactions that will take place between you and Teekay Shipping Corporation prior to or upon completion of the initial public offering.

92. Additionally, please disclose the purchase and sale commitments that you have or will have, including those you are to acquire from
Teekay Shipping Corporation.

93. Also, disclose any vessel sale and purchase transactions completed by you or your subsidiaries subsequent to the date of the balance sheet and the completion of the offering.

94. Please disclose your dependence upon Teekay Shipping
Corporation
and its affiliates for various services, what those services are and how the services will be valued.


**********

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Closing

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on the financial statements and related disclosure to Doug Jones at (202) 824-5368, or Michael Fay, at
(202)
942-1907.  Direct any other questions to Hanna Teshome at (202)
942-
2975, or in her absence to me at (202) 942-2936.


      Sincerely,



							Sara W. Dunton
							Branch Chief



cc:	via facsimile
	Alan P. Baden
	Vinson & Elkins LLP
	(212) 237-0100





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Teekay LNG Partners L.P.
December 23, 2004
Page 1